
03026091

FORM 11-K


RECEIVED
PROCESSING
JUL 01 2003
SECTION
187

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 333-91774

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ferro Corporation Bargaining Unit 401k Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114

REQUIRED INFORMATION

Financial Statements:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan.

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05)

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Exhibits:

1. Consent of Independent Accountants on Form S-8

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ferro Corporation Bargaining Unit 401(k) Plan

DATE: 6-20-03

By: Joseph S. Usaj

Joseph S. Usaj
Corporate Vice President, Human Resources
Ferro Corporation
Plan Administrator

FERRO CORPORATION
BARGAINING UNIT 401(k) PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

FERRO CORPORATION
BARGAINING UNIT 401(k) PLAN

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Assets Available for Plan Benefits, December 31, 2002 and 2001	2
Statement of Changes in Assets Available for Plan Benefits, Year ended December 31, 2002	3
Notes to Financial Statements	4

All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.



One Cleveland Center
1375 E. Ninth Street
Cleveland. OH 44114-1796

Independent Auditors' Report

Bargaining Unit 401(k) Plan Committee
Ferro Corporation Bargaining Unit 401(k) Plan:

We have audited the accompanying statements of assets available for plan benefits of the Ferro Corporation Bargaining Unit 401(k) Plan (Plan) as of December 31, 2002 and 2001, and the related statement of changes in assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 16, 2003

FERRO CORPORATION
BARGAINING UNIT 401(k) PLAN

Statements of Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Investments:		
Investment in Master Trust (note 3)	$ 2,454,927	2,158,361
Participant loans receivable	180,482	130,013
Total investments	2,635,409	2,288,374
Other receivable	5,983	1,637
Assets available for plan benefits	$ 2,641,392	2,290,011

See accompanying notes to financial statements.

FERRO CORPORATION
BARGAINING UNIT 401(k) PLAN

Statement of Changes in Assets Available for Plan Benefits

December 31, 2002

Additions:	
Investment loss (note 3):	
Interest and dividends	$ 67,081
Net depreciation in fair value of investments	(394,145)
Total investment loss	(327,064)
Contributions:	
Employer	258,284
Participants	597,744
Total contributions	856,028
Total additions, net	528,964
Deductions:	
Distributions to participants	(177,530)
Miscellaneous	(53)
Total distributions to participants	(177,583)
Net increase	351,381
Assets available for plan benefits:	
Beginning of year	2,290,011
End of year	$ 2,641,392

See accompanying notes to financial statements.

FERRO CORPORATION
BARGAINING UNIT 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

The following is a general description of the Ferro Corporation Bargaining Unit 401(k) Plan (Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering certain domestic employees of participating divisions of Ferro Corporation (Company) who have met the division's eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan was amended January 1, 2002 for GUST and EGTRRA.

(b) Contributions

The Plan allows participants to make pretax contributions up to 40% of eligible compensation, subject to certain limitations. Based on number of hours worked or paid, certain participants in the 401(k) plan are eligible to receive Company contributions. The amount of Company contributions was $258,284 for 2002. The Company makes a contribution to the eligible employee's plan account each pay period, regardless of whether or not the employee has made a contribution to the plan.

Company contributions are invested according to participant investment elections for pretax contributions. However, if an employee does not make contributions to the Plan and has not made investment elections, the Company contributions will be invested in the Stable Income Fund.

Beginning in 2002, $1,000 of catch-up contributions may be made by participants who will be age 50 by December 31, 2002. They must maximize contributions under the Plan in order to be eligible for catch-up contributions (either by contributing 40% or by reaching the pretax IRS $11,000 limit).

(c) Forfeitures

Forfeitures of the nonvested portion of the Company's contribution are reallocated to other plan participants. The amount of forfeitures for 2002 was $0.

(d) Investment Funds

During 2002 and 2001, Plan assets were invested in eleven investment portfolios offered under the Master Trust held by Mellon Bank, N.A. (Trustee). The Master Trust is comprised of eleven investment funds, each with varying degrees of risk. The participants may allocate contributions among the funds and, at their discretion, change the allocation percentages at any time.

The eleven investment fund options of the Plan are the Company Stock Fund, the Stable Income Fund, the Equity Index Fund, the Capital Appreciation Fund, the Conservative Growth Fund, the Moderate Growth Fund, the Growth Fund, the International Fund, the Small Cap Fund, the Global Equity Fund and the Bond Fund.

The *Company Stock Fund* is comprised principally of investments in Ferro Corporation common stock (Common Stock). The objective is being a shareholder in the Company and producing long-term growth and current income.

(Continued)

The *Stable Income Fund* is comprised principally of guaranteed interest contracts through purchases of units in the Amvescap Stable Value Fund. The objective is to provide steady rates of return.

The *Equity Index Fund* is comprised principally of investments made in the Vanguard Institutional Index Fund, a traded mutual fund that duplicates the performance of the S&P 500. The objective is to produce long-term growth.

The *Capital Appreciation Fund* is comprised principally of investments made in the PIMCO Mid Cap Growth Institutional Fund, a traded mutual fund that invests in stocks of small to mid-sized companies to produce long-term growth.

The *Conservative Growth Fund* is comprised primarily of the Vanguard LifeStyle Conservative Growth Fund, a traded mutual fund. The Fund seeks a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds.

The *Moderate Growth Fund* is comprised principally of the Vanguard LifeStyle Moderate Growth Fund, a traded mutual fund. The Fund seeks a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds.

The *Growth Fund* is comprised primarily of the Vanguard LifeStyle Growth Fund, a traded mutual fund. The Fund seeks long-term growth of capital and income by investing in four Vanguard funds.

The *International Fund* is comprised primarily of the Putnam International Growth C1 A Fund, a traded mutual fund. The Fund seeks the growth of capital through investments in the stocks of companies located outside of the United States.

The *Small Cap Fund* is comprised principally of investments made in the SAFECO Growth Opportunities A Fund, a traded mutual fund. The fund invests in smaller companies to produce long-term growth and current income.

The *Global Equity Fund* is comprised principally of investments made in the Janus Worldwide Fund, a traded mutual fund. The fund invests in a broad selection of domestic and foreign stocks to produce long-term growth and current income.

The *Bond Fund* is comprised principally of investments made in the AXP Bond Fund Y, a traded mutual fund. The fund invests in bonds with the objective of providing steady rates of return.

(e) Vesting

Participants are immediately vested in their voluntary contribution plus any earnings accrued thereon. The Company's contribution is 100% vested after an employee completes two years of service. An employee who does not have two years of service is not vested in Company contributions. Upon death or permanent disability, participants' interests in employer contributions become fully vested.

(f) Payment of Benefits

Upon termination of service, the vested amount of the Company's contributions and earnings thereon is paid at the election of the participant in shares of Common Stock or in cash. Participants receive their voluntary contributions and earnings thereon in a single lump-sum cash payment, unless participants invest in the Company Stock Fund. Contributions in this fund may be paid in the form of Common Stock or cash.

(g) Withdrawals

Aside from normal retirement distributions, pretax savings may be withdrawn only upon attainment of age 65. Effective June 18, 2000, aside from normal retirement distributions and age 59½ withdrawal, pretax savings may be withdrawn only for reasons of extreme financial hardship as defined under federal law. The minimum that can be withdrawn is $500 or the available amount, whichever is less.

(h) Participant Loans

Participants are eligible to borrow from $500 up to the lesser of (a) 50% of the value of their vested account balance (including Company contributions) or (b) $50,000 less the highest aggregate outstanding loan balance during the last 12 months. Loans may be made for any reason while the participant works for the Company. The interest rates are based on the prime rate in effect at the date of origination of the loan and range from 4.25% to 9.50%. The employee can only have one outstanding loan at a time.

(i) Plan Expenses

During 2002, the Company paid administrative expenses. Investment transfer fees, brokerage fees, transfer taxes, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b) Investments

Investments in the Company Stock Fund, the Equity Index Fund, the Capital Appreciation Fund, the Small Cap Fund, the Conservative Growth Fund, the Moderate Growth Fund, the Growth Fund, the International Fund, the Global Equity Fund, and Bond Fund are held in trust by the Trustee, and such investments and changes therein have been reported to the Plan as having been determined through current market values based on quoted market rates. The investment in the Stable Income Fund is also held in trust by the Trustee and is represented by units in the Amvescap Stable Value Fund, which invests primarily in guaranteed interest contracts. The investment in the Stable Income Fund is valued at the underlying contract value as such contracts are fully benefit-responsive. Participant loan receivables are valued at cost which approximates fair value. Cost for all investments is based on the purchase price of assets held. Purchases and sales of securities are recorded on a trade-date basis.

Dividends and interest earned by the investment funds are automatically reinvested in each of the separate investment funds.

(Continued)

At December 31, 2002 and 2001, all of the Plan's assets are in the Master Trust, which was established for the investment of assets of the Plan and several other Ferro Corporation-sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 1.5% and 1.1%, respectively. Investment income (loss), investment expenses, administrative expenses, and appreciation (depreciation) in fair value relating to the Master Trust are allocated to the individual plan's total assets.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Master Trust

The following table presents the fair value of Master Trust total investments at December 31, 2002 and 2001 (excluding participant loans):

		2002	2001
Mutual funds:			
Amvescap Stable Value Fund*	$	31,954,388	22,841,747
PIMCO Mid Cap Growth Institutional Fund		8,005,831	9,669,682
Vanguard Institutional Index Fund		27,039,672	41,311,464
AXP Bond Fund		6,563,790	4,632,407
SAFECO Growth Opportunities A Fund		3,125,557	3,549,393
Janus Worldwide Fund		3,491,484	4,335,230
Putnam International Growth C1 A Fund		851,892	713,781
Vanguard Conservative Growth Fund		1,122,394	225,304
Vanguard Growth Fund		1,002,081	106,838
Vanguard Moderate Growth Fund		9,789,640	12,696,226
Interest-bearing cash*		340,392	326,932
Company Common Stock*		28,165,616	26,909,380
Company Convertible Preferred Stock*		45,295,453	61,511,869
	$	166,748,190	188,830,253

* A portion of the Amvescap Stable Value Fund represents nonparticipant-directed funds based on participants not electing investment allocations for the employer contribution in the Bargaining Unit 401(k) Plan. The Company Convertible Preferred Stock is all nonparticipant-directed, while only a portion of the interest-bearing cash and Company Common Stock is nonparticipant-directed for the Savings and Stock Ownership Plan.

(Continued)

The following table presents investment loss of investments in the Master Trust for the year ended December 31, 2002:

Dividends	$	5,600,642
Net depreciation in fair value of investments:		
Mutual funds		(16,077,174)
Company Common Stock		(1,817,392)
Company Convertible Preferred Stock		(1,900,793)
Net investment loss	$	(14,194,717)

(4) Nonparticipant-directed Investments

Information about the net assets of the Master Trust and significant components of changes in net assets relating to the nonparticipant-directed investments is as follows:

		2002	2001
Net assets:			
Amvescap Stable Value Fund	$	550,357	357,064
Total net asset	$	550,357	357,064
Beginning net assets	$	357,064	195,356
Changes in net assets:			
Contributions		223,693	167,344
Dividends and interest		22,527	14,460
Net appreciation		—	137
Benefits paid to participants		(52,927)	(20,233)
Net increase in net assets		193,293	161,708
Ending net assets	$	550,357	357,064

The roll-forward of nonparticipant-directed investments above for 2002 and 2001 reflects activity from the Amvescap Stable Value Fund. The investment fund contained nonparticipant-directed investments as a result of the participants not electing investment allocations for employer contributions in the Bargaining Unit 401 (k) Plan. The portion of contributions classified as employer was $120,093 for 2002 and $99,354 for 2001.

(5) Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. In the event of such termination, each participant will receive 100% of the amounts contributed to the Plan and earnings thereon, and the vested amount of the Company's contribution.

(6) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated September 5, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan has been amended for both GUST and EGTRRA since the date of this letter and the Company has therefore filed for and is awaiting receipt of a new determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Consent of Independent Auditors

The Board of Directors
Ferro Corporation:

We consent to the incorporation by reference in the Registration Statement (File No. 333-91774) on Form S-8 of Ferro Corporation of our report dated June 16, 2003 relating to the statements of assets available for plan benefits of Ferro Corporation Bargaining Unit 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in assets available for plan benefits for the year ended December 31, 2002, which appears in the December 31, 2002 annual report on Form 11-K of Ferro Corporation.

KPMG LLP

Cleveland, Ohio
June 26, 2003